Exhibit 99.1

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the Annual and Special Meeting of Shareholders (the “Meeting”) of Neptune Technologies & Bioressources Inc. (the “Company”) will be held at Le Centre Sheraton Montreal, 1201 René-Lévesque Blvd., West, Ball Room East, Level 4, Montreal (Québec), on June 22, 2010 at 1:00 p.m., for the following purposes:

1.	To receive the financial statements of the Company for the financial year ended February 28, 2010 and the auditors' report thereon;

2.	To elect the directors of the Company for the ensuing year;

3.	To appoint the auditors for the ensuing year and to authorize the directors to fix their remuneration;

4.

To consider and, if deemed appropriate, to adopt a resolution (the text of which is reproduced in the accompanying Management Proxy Circular) approving the grant of a consideration by the Company in favour of certain of its insiders, corresponding to (i) the grant of call-options on warrants of Acasti Pharma Inc. (“Acasti”) and NeuroBioPharm Inc. (“NeuroBioPharm”) issued to the Company; and (ii) the transfer of certain warrants issued to the Company by Acasti and NeuroBioPharm;

5.

To consider and, if deemed appropriate, to adopt a resolution (the text of which is reproduced in the accompanying Management Proxy Circular) ratifying the adoption of the amended and restated stock option plan of the Company as approved by the Board of Directors on May 6, 2010 (the “Company Stock Option Plan”);

6.

To consider and, if deemed appropriate, to adopt a resolution (the full text of which is reproduced in the accompanying Management Proxy Circular) ratifying the adoption of the stock option plan for Acasti approved by the Board of Directors of Acasti on October 8, 2008 and amended and restated as of April 29, 2009 and approved by the shareholders of the Company during its last annual and general meeting held on June 9, 2009. (the “Acasti Stock Option Plan”);

7.

To consider and, if deemed appropriate, to adopt a resolution (the text of which is reproduced in the accompanying Management Proxy Circular) approving the grant of options by Acasti in favour of certain of its insiders under the Acasti Stock Option Plan;

8.	To consider and, if deemed appropriate, to adopt a resolution (the text of which is reproduced in the accompanying Management Proxy Circular) approving the Shareholder Rights Plan; and

9.	To transact such other business as may properly be brought before the Meeting or any adjournment thereof.

SIGNED IN LAVAL, QUÉBEC, AS OF MAY 26, 2010
By Order of the Board of Directors

/s/ Ronald Denis

Dr. Ronald Denis
Chairman of the Board

Shareholders may exercise their rights by attending the Meeting or by completing a form of proxy. The directors have established May 18, 2010 as the record date for the purpose of determining the Company’s shareholders which are entitled to receive notice of and to vote at the Meeting. Should you be unable to attend the Meeting in person, please complete, date and sign the enclosed form of proxy and return it in the envelope provided for that purpose. Proxies must be received by the transfer agent and registrar of the Company, Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1, no less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the day of the Meeting. Your shares will be voted in accordance with your instructions as indicated on the form of proxy, or failing instructions, in the manner set forth in the accompanying Management Proxy Circular.